SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2013

Commission File Number 0-28800
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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2013, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 30, 2013, entitled "NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING".

99.2   Release dated September 30, 2013, entitled "CHANGE TO BOARD OF DIRECTORS"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 30 2013

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

NO CHANGE STATEMENT

DRDGOLD shareholders ("Shareholders") are advised that the audited annual financial statements for the year ended 30 June 2013 were distributed to shareholders today, 30 September 2013, and contain no material modifications to the reviewed condensed consolidated preliminary results for the quarter and year ended 30 June 2013, which were published on SENS on 23 August 2013.

ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of Shareholders will be held at Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia Kloof, Roodepoort, South Africa on Friday, 29 November 2013 at 09h00 to transact the business as stated in the notice of annual general meeting distributed to Shareholders today.

The salient dates of the annual general meeting are set out below:

	2013
Record date to determine which shareholders are entitled to receive the notice of annual general meeting	Friday, 20 September
Posting date of the notice of annual general meeting	Monday, 30 September
Last day to trade in order to be eligible to attend and vote at the annual general meeting	Friday, 15 November
Record date to determine which shareholders are entitled to attend and vote at the annual general meeting	Friday, 22 November
Forms of proxy for the annual general meeting to be lodged by 09h00 on	Wednesday, 27 November
Annual general meeting at 09h00 on	Friday, 29 November
Results of annual general meeting released on SENS on	Friday, 29 November

The Integrated Report 2013, the Sustainable Development Report 2013, the Annual Financial Statements 2013 and the notice of annual general meeting 2013 are available on the DRDGOLD's website at www.drdgold.com.

Roodepoort
30 September 2013

Sponsor
One Capital

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

CHANGE TO THE BOARD OF DIRECTORS

In compliance with paragraph 3.59(b) of the JSE Listings Requirements, shareholders are advised of the resignation of Mr Craig Clinton Barnes ("Mr Barnes") as an executive director and Chief Financial Officer ("CFO") of DRDGOLD with effect from 1 January 2014, following his decision to relocate to Australia.

Mr Barnes was appointed to DRDGOLD's finance department as Group Financial Accountant in 2004. In 2006 he was promoted to CFO of Ergo Mining Operations (Pty) Ltd (formerly called DRDGOLD South African Operations (Pty) Ltd). In 2008 he was promoted to the position of CFO for DRDGOLD.

Mr Barnes served DRDGOLD with distinction and played a key role in the successful transformation of the company from marginal underground miner to a tailings re-mining business.

The Board and management of DRDGOLD wish to express their gratitude to Mr Barnes for his contribution to the company over the years and extend their best wishes to him and his family for the future.

Roodepoort
30 September 2013

Sponsor
One Capital